FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasa 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement, Consolidated Financial Results for the three months ended June 30, 2007 which was filed with the Tokyo Stock Exchange on July 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: July 31, 2007	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Consolidated Financial Results

for the First Quarter Ended June 30, 2007

(Prepared in Accordance with U.S. GAAP)

July 31, 2007

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock EXCHANGE and Singapore Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5770-0086)

1. Consolidated Financial Results for the First Quarter Ended June 30, 2007

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income
Three months ended June 30, 2007 % change from previous period	¥60,650 5.2	¥7,010 16.8	¥7,271 25.3	¥3,863 82.2
Three months ended June 30, 2006 % change from previous period	57,628 20.0	6,003 95.3	5,801 (41.6)	2,120 (61.0)
Year ended March 31, 2007	280,279	28,145	27,567	16,211

	Basic net income per share	Diluted net income per share
Three months ended June 30, 2007	¥28.14	¥28.13
Three months ended June 30, 2006	15.46	15.45
Year ended March 31, 2007	118.15	118.09

(2) Consolidated Financial Position

	(Millions of Yen, except per share data)
	Total assets	Total stockholders' Equity	Equity-assets ratio	Stockholders' equity per share
June 30, 2007	¥306,535	¥176,453	57.6%	¥1,285.44
June 30, 2006	294,659	162,361	55.1%	1,183.77
March 31, 2007	304,657	174,662	57.3%	1,272.54

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents, end of the period
	Operating activities	Investing activities	Financing activities
Three months ended June 30, 2007	¥489	¥(6,778)	¥(4,277)	¥47,971
Three months ended June 30, 2006	3,029	(2,409)	(4,934)	64,518
Year ended March 31, 2007	31,824	(11,098)	(33,212)	57,333

2. Consolidated Financial Forecast for the Year Ending March 31, 2008

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income	Basic net income per share
Year ending March 31, 2008	¥295,000	¥33,000	¥32,500	¥18,300	¥133.33
% change from previous year	5.3	17.3	17.9	12.9

Note: There has been no change in our forecast since we originally announced it on May 22, 2007.

3. Other

(1)	Changes to principal subsidiaries during the period (status changes of specified subsidiaries due to changes in the scope of consolidation): None
(2)	Adoption of simplified methods in accounting principles: None
(3)	Changes in accounting principles from the nearest consolidated fiscal year ended: None

Special Note:

In this document, forward-looking statements are based on management's assumptions and beliefs in light of information currently available, which may contain various risks and uncertainties.

As a result, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to; changes in economic conditions affecting our operations, market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the entertainment and health industry providing customers with “High Quality Life” and is comprised of KONAMI CORPORATION (the “Company”), and its 22 consolidated subsidiaries and one equity-method affiliate. Each of the Company and its subsidiaries and affiliated companies is categorized into four business segments based on its operations as stated below. This categorization is based on the same criteria explained below under “6. Segment Information (Unaudited).”

Business Segments	Major Companies
Digital Entertainment	Domestic	Konami Digital Entertainment Co., Ltd.(Note 3)
HUDSON SOFT CO., LTD.
Konami Manufacturing & Service, Inc.

	Overseas	Konami Digital Entertainment, Inc.
Konami Digital Entertainment GmbH
Konami Digital Entertainment B.V.
Konami Digital Entertainment Limited
Konami Software Shanghai, Inc., One other company

Health & Fitness	Domestic	Konami Sports & Life Co., Ltd.
COMBI WELLNES Corporation
Konami Manufacturing & Service, Inc.
Resort Solution Co., Ltd. (Note 2), Two other companies

Gaming & System	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., One other company

Other	Domestic	Konami Manufacturing & Service, Inc.
KPE, Inc. , Konami Real Estate, Inc.
Two other companies

	Overseas	Konami Corporation of America
Konami Digital Entertainment B.V., One other company

Notes:

1.	Companies that have operations categorized into more than one segment are included in each segment in which they operate.
2.	Resort Solution Co., Ltd. is an equity-method affiliate.
3.	Konami Digital Entertainment Co., Ltd. merged with Konami Career Management, Inc., Konami School, Inc. and Megacyber Corporation on April 1, 2007.

2. Business Performance and Cash Flows

1. Business Performance

Overview

In the entertainment industry as it relates to Konami, the home video game software market has entered a new growth phase. The industry has attracted a broad cross section of users of both sexes and all ages now that next-generation computer entertainment systems and handheld game consoles are available from all hardware manufacturers, along with contents that capitalize on the differing features of each. In the commercial video game market, meanwhile, the user base is growing due to the spread of services that make use of online functions and the expansion of facilities through scrapping and building. That in turn has generated demand for new content.

In the health industry, specific health maintenance measures so-called “designated checkups and health guidance” are to be launched in April 2008, with the goal of preventing life style diseases through encouraging the adopting of regular exercise regimes and improvements in diet by health insurers. In light of the aging of Japan’s population, such measures underscore the importance of taking action to prevent the need for nursing care, with the baby boomers now beginning to retire en masse. Greater demand and health awareness may thus drive further growth in the health market.

With respect to our business, in our Digital Entertainment segment, and in the field of home video game software in particular, we recorded steady sales of our baseball games, which we market on a multiplatform basis. Sales of products for amusement arcades also remained steady, including for our mainstay video games and token-operated games.

In our Health and Fitness segment, we took steps to increase our membership rolls. Specifically, we expanded our various health support programs catering to different ages, notably the baby boomers with their growing interest in improving their fitness and avoiding the need for nursing care. On the service front, we strongly promoted the installing of our proprietary IT health management system in our fitness clubs. The number of facilities outsourced to us has increased, as our expertise and track records in running those facilities are now widely recognized throughout Japan.

In our Gaming and System segment, we increased sales by consolidating our base and expanding content in the growing North American market. Sales of the “Konami Casino Management System” in particular climbed steadily. This helped stabilize profit structure, since installing more units leads to an increase in income from maintenance and servicing.

As a result, for the three months ended June 30, 2007, net revenues was ¥60,650 million, a 5.2% increase compared to the previous same period, operating income was ¥7,010 million, a 16.8% increase compared to the previous same period, income before income taxes was ¥7,271 million, a 25.3% increase compared to the previous same period and net income was ¥3,863 million, a 82.2% increase compared to the previous same period.

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Three months ended June 30, 2006	Three months ended June 30, 2007	% change from previous period
Digital Entertainment	¥32,038	¥34,800	8.6
Health & Fitness	21,313	21,617	1.4
Gaming & System	3,501	3,572	2.0
Other and Eliminations	776	661	(14.8)

Consolidated net revenues	¥57,628	¥60,650	5.2

Digital Entertainment

Computer and Video Games business. On the domestic Japanese market, baseball titles like “PUROYAKYU SPIRITS 4” and “JIKKYOU PAWAFURU PUROYAKYU PORTABLE 2” recorded strong sales. Overseas, the popular “PRO EVOLUTION SOCCER” series for the European market, as well as “Eledees” (known in Japan as “Elebits”) and “METAL GEAR SOLID PORTABLE OPS,” likewise recorded strong sales.

Toy & Hobby business. The mainstay “YU-GI-OH! TRADING CARD GAME” series continued to sell well worldwide. Meanwhile the “BLUE DRAGON ROLE PLAYING CARD GAME” series was released to coincide with the debut of the like-named anime TV series in April 2007. This has proved particularly popular with children of primary school age, and sales have climbed steadily. The “BUSOU SHINKI” series an original action figures has been synchronized more closely with the online game, making it more fun than ever.

Amusement business. “MAH-JONG FIGHT CLUB 6,” the latest addition to the much-praised mah-jong game series that enables players to match wits on line, sold well upon its release. This utilizes the “e-AMUSEMENT” system, a service networking amusement arcades nationwide in Japan. In the area of our mainstay music games, the latest offering in the series was released, “pop'n music 15 ADVENTURE,” which went on to record strong sales. In the field of token-operated games, “EUROQUEEN,” the seventh installment in the ever-popular “GALAXYWORLD” series, was released to favorable reviews.

Online business. In April 2007, “BUSOU SHINKI BATTLE RONDO” was launched. The game allows players to battle against other players via the “SHINKI NET” online game service, which is tied in with the “BUSOU SHINKI” series of original action figures. Another release was “Aquanaut ~ Online Aquarium,” a game that gives relaxation by imaginarily transforming your home computer screen into an aquarium where you can keep menagerie of fish, is played by many users. In terms of mobile services, “KONAMI MUSIC FULL,” which allows players to enjoy the theme music from Konami games, has been enhanced with video distribution and user review features.

Multimedia business. A number of guides, books, music CDs and other merchandise tied in with popular game software were released, and these too have sold well. The ninth installment of the “Series of simple health rules How to take off seven(7) years” health book series likewise sold well upon its release.

As a result, consolidated net revenues in this segment for the three months ended June 30, 2007 amounted to ¥34,800 million, a 8.6% increase compared to the previous same period.

Health & Fitness

Operation of fitness clubs. At facilities that we directly manage, a new, more economically priced membership exclusively for those sixty and above was introduced this May. The “e-XAX Branch Membership S,” as it is called, is designed to help baby boomers stay fit. Our 2007 Summer Campaign took place in June, as part of an effort to expand our membership rolls. In terms of services offered at our clubs, further progress was made in installing the e-XAX health management system, which keeps track of each individual’s exercise history and manages data on his or her fitness progress. In addition, Konami offers several lifestyle improvement and community support programs. The “KENKO PLUS” program is coordinated with “health guidance” for those at risk of lifestyle diseases — the guidance that, under the Health Insurance Reform Law, is to start being implemented in April 2008. “6 WEEKS” is a lifestyle disease prevention program and “HATSURATSU KENKOJYUKU” provides exercise guidance to senior citizens.

We also continued to play an active role in helping local residents get in better shape by putting our know-how and proven record of achievement to good use in the running of public facilities outsourced to us. We added a total of seven new facilities to the list of those outsourced to us, in such locations as Setagaya Ward (Tokyo), Wako City (Saitama), and Kariya City (Aichi). As of June 30, 2007, the number of fitness clubs run either directly or outsourced to us totaled 319 throughout Japan.

Health products. We continued to sell the multifunctional USB pedometer “e-walkeylife2,” the TV-linked health management tool “Kenshin Keikaku TV,” and the computer software program “Kenshin-Keikaku 2,” as well as our own original supplements. Konami is steadily expanding its product lineup to cater to today’s evolving health needs.

Konami unveiled two new items at Health & Fitness Japan 2007, which took place at Tokyo Big Sight in June 2007. “SHIN AEROBIKE” automatically calculates what exercise load is right for the user, enabling the user to burn fat more efficiently. “GROVE MOTION DDR” redefines the concept of what a digital studio program is. Both earned highly favorable reviews. Meanwhile we inaugurated a new service that gives Konami Sports Club members preferential access to over 6,000 services offered by our financial and operational partner Resort Solution Co., Ltd. These include use of hotel and leisure facilities, as well as medical checkups and complete health exams.

As a result, consolidated net revenues in this segment for the three months ended June 30, 2007 amounted to ¥21,617 million, a 1.4% increase compared to the previous same period.

Gaming & System

A growing number of jurisdictions have legalized gaming — Pennsylvania and Oklahoma being among the latest — and the gaming market is expanding on a global scale, with the well-established but still-growing North American market leading the way. Konami is exploiting these trends by developing and marketing new products.

The Asia region, led my Macau, is growing particularly rapidly. In a bid to cater to this promising market, Las Vegas-based Konami Gaming Inc. and Sydney-based Konami Australia Pty Ltd exhibited together for the first time ever at the Global Gaming Expo Asia 2007 held in Macau in June. Among the products featured were two “progressive” products that have been highly popular on the North American market, “Mystical Temple” and the “Konami Casino Management System.”

In North America, Konami is seeking to secure steady revenues from participation agreements (a form of equipment sale in which profits are shared) and from maintaining and servicing the “Konami Casino Management System.”

In the domestic Australian market, New South Wales has imposed a requirement that, from July, clubs and pubs must establish non-smoking areas, and for this and other reasons market growth has been flat. Nonetheless, we are working to clinch more orders in Australia and neighboring New Zealand by, among other things, bringing to market new products that are currently awaiting licensing.

Konami intends to build a truly global development system capable of catering to developing markets in Asia, South America, Europe, and elsewhere. We plan to pursue options like strategic alliances with other companies, such as the OEM agreements that are already being implemented.

As a result, consolidated net revenues in this segment for the three months ended June 30, 2007 amounted to ¥3,572 million, a 2.0% increase compared to the previous same period.

(2) Cash Flows

Cash flow summary for the three months ended June 30, 2007:

	Millions of Yen
	Three months ended June 30, 2006	Three months ended June 30, 2007	Year-on-year change
Net cash provided by operating activities	¥3,029	¥489	¥(2,540)
Net cash used in investing activities	(2,409)	(6,778)	(4,369)
Net cash used in financing activities	(4,934)	(4,277)	657
Effect of exchange rate changes on cash and cash equivalents	138	1,204	1,066
Net decrease in cash and cash equivalents	(4,176)	(9,362)	(5,186)

Cash and cash equivalents, end of the period	64,518	47,971	(16,547)

Cash and cash equivalents (“cash”) as of June 30, 2007, amounted to ¥47,971 million, decreased by ¥9,362 million compared to the balance as of March 31, 2007, or 25.6% decrease compared to the previous same period. Each cash flow for the three months ended June 30, 2007 is as follows:

Cash flows from operating activities:

Cash provided by operating activities amounted to ¥489 million for the three months ended June 30, 2007, a 83.9% decrease compared to the previous same period. Despite the increase in net income, this decrease primarily resulted from increase in inventory and decreases in cash in connection with trade notes and accounts payables.

Cash flows from investing activities:

Cash used in investing activities amounted to ¥6,778 million for the three months ended June 30, 2007, a 181.4% increase compared to the previous same period. This was primarily due to an increase in lease deposits and capital expenditures relating to Konami moving to a new office building.

Cash flows from financing activities:

Cash used in financing activities amounted to ¥4,277 million for the three months ended June 30, 2007, a 13.3% decrease compared to the previous same period, primarily due to distribution of cash dividends.

3. Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	June 30, 2006		June 30, 2007		March 31, 2007		June 30, 2007
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥64,518		¥47,971		¥57,333		$389,186
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥526 million, ¥537 million ($4,357 thousand) and ¥540 million at June 30, 2006, June 30, 2007 and March 31, 2007, respectively	24,163		25,921		29,729		210,295
Inventories	24,496		30,860		24,236		250,365
Deferred income taxes, net	16,416		13,714		14,877		111,261
Prepaid expenses and other current assets	8,021		13,984		12,086		113,451

Total current assets	137,614	46.7	132,450	43.2	138,261	45.4	1,074,558

PROPERTY AND EQUIPMENT, net	41,188	14.0	57,990	18.9	53,294	17.5	470,469

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	442		660		701		5,355
Investments in affiliates	5,996		6,322		6,213		51,290
Identifiable intangible assets	38,414		38,456		38,585		311,991
Goodwill	22,606		22,710		22,738		184,245
Lease deposits	25,531		28,358		24,906		230,067
Other assets	19,173		16,760		17,366		135,972
Deferred income taxes, net	3,695		2,829		2,593		22,951

Total investments and other assets	115,857	39.3	116,095	37.9	113,102	37.1	941,871

TOTAL ASSETS	¥294,659	100.0	¥306,535	100.0	¥304,657	100.0	$2,486,898

	Millions of Yen						Thousands of U.S. Dollars
	June 30, 2006		June 30, 2007		March 31, 2007		June 30, 2007
		%		%		%
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥601		—		—		—
Current portion of long-term debt and capital lease obligations	24,158		¥22,984		¥23,073		$186,468
Trade notes and accounts payable	19,700		18,877		24,002		153,148
Accrued income taxes	1,879		826		1,740		6,701
Accrued expenses	15,512		22,759		19,179		184,642
Deferred revenue	5,618		6,322		5,661		51,290
Other current liabilities	7,410		10,858		8,811		88,090

Total current liabilities	74,878	25.4	82,626	26.9	82,466	27.1	670,339
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	34,747		23,707		24,248		192,333
Accrued pension and severance costs	2,577		1,365		2,708		11,074
Deferred income taxes, net	12,575		12,304		12,207		99,822
Other long-term liabilities	5,191		6,942		5,669		56,320

Total long-term liabilities	55,090	18.7	44,318	14.5	44,832	14.7	359,549

TOTAL LIABILITIES	129,968	44.1	126,944	41.4	127,298	41.8	1,029,888

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2,330	0.8	3,138	1.0	2,697	0.9	25,459

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,555,786 shares at June 30, 2006, June 30, 2007 and March 31, 2007	47,399	16.1	47,399	15.5	47,399	15.6	384,545
Additional paid-in capital	77,218	26.2	77,227	25.2	77,213	25.3	626,537
Legal reserve	284	0.1	284	0.1	284	0.1	2,304
Retained earnings	52,174	17.7	62,717	20.5	62,560	20.5	508,819
Accumulated other comprehensive income	3,966	1.3	7,195	2.3	5,617	1.8	58,373
Treasury stock, at cost- 6,399,854 shares,6,285,738 shares and 6,300,970 shares at June 30, 2006, June 30, 2007 and March 31, 2007, respectively	(18,680)	(6.3)	(18,369)	(6.0)	(18,411)	(6.0)	(149,027)

Total stockholders' equity	162,361	55.1	176,453	57.6	174,662	57.3	1,431,551

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	¥294,659	100.0	¥306,535	100.0	¥304,657	100.0	$2,486,898

4. Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Three months ended June 30, 2006		Three months ended June 30, 2007		Year ended March 31, 2007		Three months ended June 30, 2007
		%		%		%
NET REVENUES:
Product sales revenue	¥38,062		¥40,782		¥199,620		$330,861
Service revenue	19,566		19,868		80,659		161,188

Total net revenues	57,628	100.0	60,650	100.0	280,279	100.0	492,049

COSTS AND EXPENSES:
Costs of products sold	21,007		21,372		118,806		173,390
Costs of services rendered	18,525		18,707		74,700		151,768
Selling, general and administrative	12,093		13,561		58,628		110,019

Total costs and expenses	51,625	89.6	53,640	88.4	252,134	90.0	435,177

Operating income	6,003	10.4	7,010	11.6	28,145	10.0	56,872

OTHER INCOME (EXPENSES):
Interest income	226		266		821		2,158
Interest expense	(273)		(243)		(985)		(1,971)
Other, net	(155)		238		(414)		1,930

Other income (expenses), net	(202)	(0.4)	261	0.4	(578)	(0.2)	2,117

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	5,801	10.0	7,271	12.0	27,567	9.8	58,989
INCOME TAXES	3,470	6.0	3,117	5.1	10,919	3.9	25,288
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	2,331	4.0	4,154	6.9	16,648	5.9	33,701
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	214	0.3	438	0.7	575	0.2	3,554
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	3	0.0	147	0.2	138	0.0	1,193

NET INCOME	¥2,120	3.7	¥3,863	6.4	¥16,211	5.7	$31,340

PER SHARE DATA:	Yen			U.S. Dollar
	Three months ended June 30, 2006	Three months ended June 30, 2007	Year ended March 31, 2007	Three months ended June 30, 2007
Basic net income per share	¥15.46	¥28.14	¥118.15	$0.23
Diluted net income per share	15.45	28.13	118.09	0.23

Weighted-average common share outstanding	137,154,887	137,259,918	137,202,151
Diluted weighted-average common shares outstanding	137,218,238	137,298,107	137,271,645

5. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Three months ended June 30, 2006	Three months ended June 30, 2007	Year ended March 31, 2007	Three months ended June 30, 2007
Cash flows from operating activities:
Net income	¥2,120	¥3,863	¥16,211	$31,340
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	2,625	3,037	11,757	24,638
Provision for doubtful receivables	(9)	(34)	(76)	(275)
Equity in net income of affiliated company	(3)	(147)	(138)	(1,192)
Minority interest	214	438	575	3,553
Deferred income taxes	801	1,055	2,621	8,559
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	8,533	4,929	4,716	39,988
Increase in inventories	(4,375)	(6,524)	(4,298)	(52,928)
Increase (decrease) in trade notes and accounts payable	(38)	(6,404)	3,354	(51,955)
Decrease in accrued income taxes	(5,745)	(42)	(7,190)	(340)
Increase (decrease) in accrued expenses	30	(807)	3,567	(6,547)
Increase (decrease) in deferred revenue	(265)	659	309	5,346
Other, net	(859)	466	416	3,780

Net cash provided by operating activities	3,029	489	31,824	3,967
Cash flows from investing activities:
Capital expenditures	(2,125)	(3,093)	(9,308)	(25,093)
Acquisition of new subsidiaries, net of cash acquired	(227)	—	(202)	—
Increase in lease deposits, net	(20)	(3,604)	(705)	(29,239)
Acquisition of business	—	—	(1,096)	—
Other, net	(37)	(81)	213	(657)

Net cash used in investing activities	(2,409)	(6,778)	(11,098)	(54,989)
Cash flows from financing activities:
Net decrease in short-term borrowings	(352)	—	(1,119)	—
Repayments of long-term debt	(228)	(148)	(1,995)	(1,201)
Redemption of bonds	—	—	(20,000)	—
Principal payments under capital lease obligations	(654)	(678)	(2,814)	(5,501)
Dividends paid	(3,673)	(3,476)	(7,420)	(28,200)
Purchases of treasury stock by parent company	(49)	(8)	(93)	(65)
Other, net	22	33	229	268

Net cash used in financing activities	(4,934)	(4,277)	(33,212)	(34,699)
Effect of exchange rate changes on cash and cash equivalents	138	1,204	1,125	9,768
Net decrease in cash and cash equivalents	(4,176)	(9,362)	(11,361)	(75,953)
Cash and cash equivalents, beginning of the period	68,694	57,333	68,694	465,139

Cash and cash equivalents, end of the period	¥64,518	¥47,971	¥57,333	$389,186

6. Segment Information (Unaudited)

a . Segment Information

Three months ended June 30, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥31,678	¥21,295	¥3,501	¥1,154	¥57,628
Intersegment	360	18	—	(378)	—

Total	32,038	21,313	3,501	776	57,628
Operating expenses	25,469	19,545	3,094	3,517	51,625

Operating income (loss)	¥6,569	¥1,768	¥407	¥(2,741)	¥6,003

Three months ended June 30, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥34,342	¥21,513	¥3,572	¥1,223	¥60,650
Intersegment	458	104	—	(562)	—

Total	34,800	21,617	3,572	661	60,650
Operating expenses	26,300	19,833	3,177	4,330	53,640

Operating income (loss)	¥8,500	¥1,784	¥395	¥(3,669)	¥7,010

Year ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥163,654	¥88,326	¥16,744	¥11,555	¥280,279
Intersegment	1,206	133	—	(1,339)	—

Total	164,860	88,459	16,744	10,216	280,279
Operating expenses	133,463	80,937	14,574	23,160	252,134

Operating income (loss)	¥31,397	¥7,522	¥2,170	¥(12,944)	¥28,145

Three months ended June 30, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$278,614	$174,534	$28,979	$9,922	$492,049
Intersegment	3,716	843	—	(4,559)	—

Total	282,330	175,377	28,979	5,363	492,049
Operating expenses	213,370	160,904	25,774	35,129	435,177

Operating income (loss)	$68,960	$14,473	$3,205	$(29,766)	$56,872

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital contents and related products of our Computer & Video Games, Toy & Hobby, Amusement, Online and Multimedia businesses.

		Health & Fitness Segment:	Management of fitness centers / Production, manufacture and sale of fitness machines and health service products.

		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and Konami Casino Management System for casinos.

	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

	3.	“Corporate” primarily consists of administrative expenses of the Company.

	4.	“Eliminations” primarily consist of eliminations of inter-company sales and of inter-company profits on inventories.

	5.	Inter-segment revenues primarily consist of sales of hardware and components from Digital Entertainment Segment to Health & Fitness Segment.

b . Geographic Information

Three months ended June 30, 2006	Japan	North America	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥47,753	¥5,148	¥2,958	¥1,769	¥57,628	—	¥57,628
Intersegment	3,752	200	122	35	4,109	¥(4,109)	—

Total	51,505	5,348	3,080	1,804	61,737	(4,109)	57,628
Operating expenses	45,358	5,686	3,234	1,575	55,853	(4,228)	51,625

Operating income (loss)	¥6,147	¥(338)	¥(154)	¥229	¥5,884	¥119	¥6,003

Three months ended June 30, 2007	Japan	North America	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥50,346	¥4,439	¥4,136	¥1,729	¥60,650	—	¥60,650
Intersegment	1,702	1,070	0	37	2,809	¥(2,809)	—

Total	52,048	5,509	4,136	1,766	63,459	(2,809)	60,650
Operating expenses	45,443	5,575	3,866	1,552	56,436	(2,796)	53,640

Operating income (loss)	¥6,605	¥(66)	¥270	¥214	¥7,023	¥(13)	¥7,010

Year ended March 31, 2007	Japan	North America	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥206,343	¥34,847	¥31,650	¥7,439	¥280,279	—	¥280,279
Intersegment	27,219	1,904	295	530	29,948	¥(29,948)	—

Total	233,562	36,751	31,945	7,969	310,227	(29,948)	280,279
Operating expenses	205,831	40,346	28,860	7,249	282,286	(30,152)	252,134

Operating income (loss)	¥27,731	¥(3,595)	¥3,085	¥720	¥27,941	¥204	¥28,145

Three months ended June 30, 2007	Japan	North America	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$408,454	$36,013	$33,555	$14,027	$492,049	—	$492,049
Intersegment	13,808	8,681	0	300	22,789	$(22,789)	—

Total	422,262	44,694	33,555	14,327	514,838	(22,789)	492,049
Operating expenses	368,676	45,229	31,365	12,591	457,861	(22,684)	435,177

Operating income (loss)	$53,586	$(535)	$2,190	$1,736	$56,977	$(105)	$56,872

For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.

North America presented in the table above substantially consists of United States.

Notes:

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (''U.S. GAAP'')

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management's assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health & fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.